SECI ... ON

17008934

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section

MAR - 1 2017

Washington DC

SEC FILE NUMBER
8-69337

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Optima Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street 29th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Optima Securities LLC
(a wholly owned subsidiary of Optima Fund Management LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[] A copy of the SIPC Supplemental Report.
[] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Lewis Thomas Patterson, Jr., affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Optima Securities LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO and CCO
Title

Subscribed and sworn
to before me

2/24/2017

JUNGKIL HAN
NOTARY
My Comm. Expires
Dec. 1, 20[illegible]
No. 2353073
PUBLIC
STATE OF NEW JERSEY

OPTIMA SECURITIES LLC
(a wholly owned subsidiary of Optima Fund Management LLC)
Index
December 31, 2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Optima Securities LLC

We have audited the accompanying statement of financial condition of Optima Securities LLC (the "Company") as of December 31, 2016. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Optima Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 24, 2017

OPTIMA SECURITIES LLC
(a wholly owned subsidiary of Optima Fund Management LLC)

Statement of Financial Condition
December 31, 2016

Assets

Cash	$	59,970
Computer software, at cost (net of accumulated depreciation of $5,648)		449
Total assets	$	60,419

Liabilities and Member's Equity

Due to Parent	$	27,027
Member's equity		33,392
Total liabilities and member's equity	$	60,419

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Optima Securities LLC (the "Company"), a wholly owned subsidiary of Optima Fund Management LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on July 25, 2013. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc.

The Company was formed to act primarily as a broker or dealer distributing private placements of securities for investment funds that are affiliates of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Computer software

Computer software is stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line method over the estimated useful life of 3 years.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with related parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

The Company maintains an expense sharing agreement with its Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources, legal, regulatory and other services. Additionally, the Parent paid for $13,512 of costs that remain unpaid at December 31, 2016 and are included in Due to Parent on the accompanying Statement of Financial Condition.

The terms of any of these arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $32,943 which exceeded the required net capital by $27,943.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

OPTIMA SECURITIES LLC

(a wholly owned subsidiary of Optima Fund Management LLC)

Statement of Financial Condition

Pursuant to Rule 17a-5 under the

Securities Exchange Act of 1934

December 31, 2016